MATERIAL CHANGE REPORT

SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27

Item 1.	Reporting Issuer

Zi Corporation (the "Corporation") Suite 2100, 840 - 7th Avenue S.W. Calgary, Alberta T2P 3G2

Item 2.	Date of Material Change

July 16, 2004

Item 3.	Press Release

A press release disclosing the material change was issued by the Corporation on July 16, 2004, through CCN Matthews newswire service.

Item 4.	Summary of Material Change

The Corporation announced completion of $10 Million private placement.

Item 5.	Full Description of Material Change

Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has completed a private placement of units for gross proceeds in the aggregate amount of CDN $10 million (approximately USD $7.5 million).

Earlier, Zi announced it had retained Toronto-based Paradigm Capital Inc. to assist the Company in raising an aggregate total of up to CDN $8 million in a private placement of equity. Paradigm exercised its over-allotment option to raise an additional CDN $2 million for the Company. Under the terms of the private placement, the Company has issued an aggregate of 3,636,364 units.

Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant will entitle the holder to purchase one additional common share for a period of 24 months at an exercise price of CDN $3.25.

In addition, Paradigm has been issued a compensation option entitling it to acquire an additional 218,182 common shares at a price of CDN $3.25 per share for a period of 24 months. The Corporation will repay its outstanding loan of $1 million (USD) from the net proceeds. The balance of the net proceeds will be used for general corporate purposes.

Item 6.	Reliance on Section 118(2) of the Securities Act

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Senior Officers

The name and business number of the senior officer of the Corporation who is knowledgeable about the material change and this report is:

Dale Kearns - Chief Financial Officer
Telephone: (403) 233-8875

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

        DATED at the City of Calgary, in the Province of Alberta, this 16th day of July, 2004.

ZI CORPORATION

Per:
Dale Kearns
Chief Financial Officer